Exhibit 21.1

LIST OF SUBSIDIARIES

Entity(1)	Jurisdiction of Incorporation
BHO II, Inc.	Delaware
BHO Business Trust II	Maryland
Behringer Harvard Opportunity OP II, LP(2)	Texas

(1)	Does not include subsidiaries of Behringer Harvard Opportunity OP II, LP, which holds our investment assets.

(2)	As of January 1, 2009, BHO II, Inc. was the sole general partner and owner of less than 0.1% in Behringer Harvard Opportunity OP II, LP, our operating partnership. As of January 1, 2009, BHO Business Trust II was the sole limited partner and owner of the remaining interest in Behringer Harvard Opportunity OP II, LP.